December 19, 2024

Wayne Williams
Chief Executive Officer
Callan JMB Inc.
244 Flightline Drive
Spring Branch, Texas 78070-6241

       Re: Callan JMB Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed December 17, 2024
           File No. 333-282879
Dear Wayne Williams:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1
Item 16. Exhibits
23.1 Consent of Rosenberg Rich Baker Berman, P.A., page II-3

1. Please revise to file a consent that includes the signature of your independent auditor.
 December 19, 2024
Page 2

       Please contact Abe Friedman at 202-551-8298 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:   Barry Biggar